Ecopetrol Reports Its Proven Reserves for 2012

•	Proven net reserves (1P) increased to 1,877 million barrels of oil equivalent at the end of 2012.

•	The reserves replacement ratio was 109%. For every barrel produced, Ecopetrol added 1.09 barrels.

•	Over the past three years, Ecopetrol has increased its reserves by 22%.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announced today its proven reserves (1P, according to the international designation) of crude oil, condensate and natural gas, including its interest in affiliates and subsidiaries, as of December 31, 2012. Reserves were calculated based on the U.S. Securities and Exchange Commission (SEC) standards and methodology, and 99% of them were audited by three different specialized independent companies.

Proven net hydrocarbon reserves owned by Ecopetrol, including its interest in affiliates and subsidiaries, at the close of 2012 were 1,877 million barrels of oil equivalent (mmboe), a 1.1% increase compared to the 1,857 mmboe in 2011. During 2012, proven reserves increased by 252 mmboe and net production was 232 mmboe.

The reserves replacement ratio in 2012 was 109%, which means that for each barrel of oil equivalent produced, 1.09 barrels were added to the proven reserves.

The reserves/production ratio (average life of reserves) is 8.1 years, assuming production levels as in 2012.

Over the past three years (2010-2012), Ecopetrol has increased its net reserves by 22%, from 1,538 mmboe at the end of 2009 to the current 1,877 mmboe at December 31, 2012. During this same period, net production increased from 160 mmboe in 2009 to 232 mmboe in 2012, up by 45%. The average reserves replacement ratio for the period was 155%.

The higher amount of proven reserves was primarily the result of the extensions of proven areas, improved recovery and revised prior estimates in some fields. The main contributors of the additional volumes were the fields Casabe, Tibu and Castilla, operated by Ecopetrol, as well as Cupiagua, Pauto, Cano Limon and Quifa, in partnership with other companies.

Of the 1,877 mmboe of proven reserves, 95% comes from Ecopetrol S.A., and the remainder by Hocol, Ecopetrol America and the Company's interests in Equion and Savia Peru.

Reported reserves do not include those of all the discoveries announced in 2011 and 2012 in Colombia and abroad, as some were undergoing appraisal and development planning stage.

The following exhibit summarizes the reserve balance as of December 31, 2012:

Additions to proven reserves (1P) (Net reserves, excluding royalties)	Millions of barrels of oil equivalent (mmboe)
Proven reserves as of Dec. 31, 2011	1,857
Extensions and discoveries	143
Revised prior estimates	44
Acquisitions	0
Improved recovery	65
Production/sales for 2012	-232
Proven reserves at Dec. 31, 2012	1,877

Bogota D.C., February 15, 2013

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co